Item 77D 	Deutsche Enhanced Emerging Markets
Fixed Income Fund (a series of Deutsche
Global/International Fund, Inc.)
Effective June 8, 2016, the principal investment strategy of the Fund with regard to derivatives has been revised to the following:
Derivatives. Outside of the currency strategies, portfolio management generally may use futures contracts or options, which are types of derivatives
(contracts whose value are based on, for example, indices, currencies or securities) as a hedge against anticipated changes in interest rates, fixed income markets or currency markets, for duration management (i.e., reducing or increasing the sensitivity of the fund's portfolio to interest rate changes), or for non-hedging purposes to seek to enhance potential gains. In addition, portfolio management generally may use forward currency contracts (i) to hedge the fund's exposure to changes in foreign currency exchange rates on its foreign currency denominated portfolio holdings; (ii) to facilitate transactions in foreign currency denominated securities; or (iii) for non-hedging purposes to seek to enhance potential gains.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains;
or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.